SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*



                            Preferred Networks, Inc.
(Name of Issuer)

 Common Stock, par value $.0001 per share
(Title of Class of Securities)

 73990510
(CUSIP Number)

Thomas R. Stephens, Esq.
Bartlit Beck Herman Palenchar & Scott
511 Sixteenth Street Suite 700
 Denver, Colorado  80202
                             (303) 592-3100
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

  July 31, 1997
(Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                               Page 1 of 12 Pages


   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Centennial Fund IV, L.P.

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a) [ ]
                                                           (b) [ ]

   3     SEC USE ONLY



   4     SOURCE OF FUNDS*
         WC


   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                              [ ]


   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware


        NUMBER OF           7   SOLE VOTING POWER

         SHARES                 4,660,835

      BENEFICIALLY          8   SHARED VOTING POWER

        OWNED BY                 0

          EACH              9   SOLE DISPOSITIVE POWER

       REPORTING                4,660,835

         PERSON            10   SHARED DISPOSITIVE POWER

          WITH                  0

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,660,835

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                             [ ]

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         23.54%
   14    TYPE OF REPORTING PERSON*

         PN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Centennial Holdings IV, L.P.
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                          (a) [ ]
                                                          (b) [ ]


   3     SEC USE ONLY



   4     SOURCE OF FUNDS*
         Not applicable


   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                             [ ]

   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware


        NUMBER OF           7   SOLE VOTING POWER

         SHARES                 4,660,835

      BENEFICIALLY          8   SHARED VOTING POWER

        OWNED BY                0

          EACH              9   SOLE DISPOSITIVE POWER

       REPORTING                4,660,835

         PERSON            10   SHARED DISPOSITIVE POWER

          WITH                  0

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,660,835

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                             [ ]

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         23.54%
   14    TYPE OF REPORTING PERSON*

         PN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                             INTRODUCTORY STATEMENT

            Centennial Fund IV, L.P., a Delaware limited partnership ("Centennial IV"), and Centennial Holdings IV, L.P., a Delaware limited partnership ("Holdings IV") (collectively, the "Reporting Persons"), previously filed a Statement on Schedule 13D in connection with the securities of Preferred Networks, Inc., a Delaware corporation (the "Company") as a member of a group of investors acting together for the purpose of acquiring certain of the Company's securities. On July 30, 1997, the group members ceased to act together as a group when the group s option to acquire additional securities of the Company expired. Accordingly, this Statement on Schedule 13D constitutes the initial filing of a Statement on Schedule 13D filed solely by the Reporting Persons, and shall be deemed an amendment to and restatement of the prior group filing to the extent information in such prior group filing relates to the Reporting Persons.


ITEM 1.     SECURITY AND ISSUER.

            This Statement on Schedule 13D (the "Statement") relates to the Common Stock, par value $.0001 per share (the "Shares") of the Company (as defined above). The principal executive offices of the Company are located at 850 Center Way, Norcross, Georgia 30071.

ITEM 2.     IDENTITY AND BACKGROUND.

            (a) This Statement is filed by Centennial IV (as defined above), by virtue of its direct beneficial ownership of Shares, and by Holdings IV (as defined above), by virtue of being the sole general partner of Centennial IV. Steven C. Halstedt, G. Jackson Tankersley, Jr., Jeffrey H. Schutz, Adam Goldman, Donald H. Parsons, Jr., and David C. Hull, Jr. are the sole general partners of Holdings IV (the "Centennial Partners"). By virtue of the relationships described above and their roles with Centennial IV and Holdings IV, each of the Centennial Partners may be deemed to control Centennial IV and Holdings IV and may be deemed to possess indirect beneficial ownership of the Shares held by Centennial IV. However, none of the Centennial Partners, acting alone, has voting or investment power with respect to the Shares directly beneficially held by Centennial IV, and, as a result, each Centennial Partner disclaims beneficial ownership of the Shares directly beneficially owned by Centennial IV. Mr. Schutz is also the direct beneficial owner of Shares.

            (b) The principal executive offices of Centennial IV and Holdings IV, and the business address of each Centennial Partner, are located at 1428 Fifteenth Street, Denver, Colorado 80202-1318.

            (c) Centennial IV is a venture capital investment partnership. Holdings IV s principal business is acting as the general partner of Centennial
IV. Each of the Centennial Partners is a general partner of each of Holdings IV and Centennial Holdings V, L.P., which is engaged in the business of acting as a general partner to a venture capital investment partnership.

            (d) None of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the Centennial Partners, has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

            (e) During the past five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the Centennial Partners, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

            (f) Centennial IV and Holdings IV are Delaware limited partnerships. Each of the Centennial Partners is a citizen of the United States.


ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The total amount of funds required by Centennial IV to acquire the Shares reported in Item 5(a) was $3,332,399, and the total amount of funds required by Centennial IV to acquire the 3,133,333 shares of the Company s Class A Redeemable Preferred Stock (the "Preferred Stock") and the 3,603,333 warrants to purchase Shares (the "Warrants") held by Centennial IV was $4,700,000. Such funds were provided by Centennial IV's capital available for investment.

            The restricted Shares held by Jeffrey Schutz, as reported in Item 5(a), were acquired by Mr. Schutz in consideration of his service as a director of the Company.

ITEM 4.     PURPOSE OF TRANSACTION.

            Centennial IV and Mr. Schutz hold the Shares and Warrants described in Item 5 of this Statement for investment only. Depending upon their evaluation of the Company's investments and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, the effective yield on the Shares, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), each of the Reporting Persons may from time to time purchase Shares (including through the exercise of all or part of the Warrants) or Warrants, dispose of all or a portion of the Shares or Warrants it holds, or cease buying or selling Shares and Warrants. Any such additional purchases or sales of the Shares or Warrants may be in open market or privately-negotiated transactions or otherwise.

            Except as described in this Item 4, none of the Reporting Persons nor any of the Centennial Partners has formulated any plans or proposals which relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.


ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            (a) Centennial IV is the direct beneficial owner of 1,057,502 Shares and 3,603,333 Warrants, or approximately 23.54% of the sum of (i) the 16,193,534 Shares deemed outstanding as of August 5, 1997, according to information received from the Company (the "Outstanding Shares") plus
(ii) such Warrants.  By virtue of the relationships previously reported under
Item 2 of this Statement, Holdings IV may be deemed to have indirect beneficial ownership of the Shares and Warrants directly beneficially owned by Centennial IV.

            In addition to the Shares and Warrants directly held by Centennial IV as identified above, Jeffrey Schutz holds 3,000 vested Shares and 12,000 unvested Shares, or less than 1% of the Outstanding Shares. Such Shares are held on behalf of Centennial IV. Such Shares are subject to certain vesting restrictions and were issued to Mr. Schutz in connection with his services to the Company as a director. Mr. Schutz disclaims beneficial ownership of such Shares, and Centennial IV and Holdings IV may be deemed to have indirect beneficial ownership of such Shares.

            (b) Centennial IV has the direct power to direct the disposition of and vote the Shares and Warrants held by it. By virtue of the relationships described in Item 2 of this Statement, Holdings IV may be deemed to have the indirect power to vote and direct the disposition of the Shares and Warrants held by Centennial IV.

            Mr. Schutz has the power to vote the Shares held by him, and the power to direct disposition of the vested Shares held by him. Under the restrictions applicable to such Shares, unvested Shares are not transferable.

            (c) On June 17, 1997, Centennial IV acquired the Preferred Stock and Warrants described in Item 3 of this Statement in a privately negotiated transaction with the Company for aggregate consideration of $4,700,000.


            Except as set forth above, none of the Reporting Persons or the Centennial Partners has effected any transaction in the Shares during the past 60 days.

            (d) Centennial IV has the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, the Shares and Warrants held by it, and, by virtue of the relationships reported in Item 2 of this Statement, Holdings IV has the power to direct receipt of dividends from, and the proceeds from the sale of, the Shares and Warrants held by Centennial IV.

            Mr. Schutz has the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, the Shares held by him.

            (e) Not applicable. As indicated in the Introductory Statement of this Statement, the Reporting Persons were previously part of a group of investors acting together for the purpose of acquiring the Preferred Stock and Warrants from the Company. On July 30, 1997, the group members ceased to act together as a group when the group s option to acquire additional securities of the Company expired.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            Pursuant to a Purchase Agreement dated as of June 21, 1995, among each of Centennial IV and certain other investors in the Company (the "Stockholders") and the Company, as amended December 12, 1995 (the "Purchase Agreement"), the Stockholders acquired certain securities of the Company and the Company agreed, among other things, (i) to provide the Stockholders with certain inspection and information rights, (ii) comply with certain covenants, and (iii) reimburse the Stockholders for certain expenses. The foregoing summary of the Purchase Agreement is qualified in its entirety by reference to the Purchase Agreement attached as Exhibits 1 and 2 to this Statement.

            Pursuant to a Stockholders Agreement dated as of June 21, 1995 among each of the Stockholders, the Company and certain other persons (the "Stockholders Agreement"), the Stockholders agreed to certain holdback restrictions in connection with their sale of Shares. The foregoing summary of the Stockholders Agreement is qualified in its entirety by reference to the Stockholders Agreement attached as Exhibit 3 to this Statement.

            Pursuant to a Registration Rights Agreement dated as of June 21, 1995, as amended June 17, 1997, among each of the Stockholders, the Company and certain other persons, as amended (the "Registration Rights Agreement"), the Stockholders have the right to exercise certain demand and piggyback registration rights with respect to, and, subject to certain restrictions, the Company is required to register, the Shares owned by the Stockholders. The foregoing summary of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement attached as Exhibits 4 and 5 to this Statement.

            Pursuant to a Class A Redeemable Preferred Stock Purchase Agreement dated as of May 21, 1997, among each of the Stockholders and the Company, (the "Preferred Stock Purchase Agreement"), the Stockholders acquired the Warrants and the Preferred Stock and the Company agreed, among other things, (i) made certain representations and warranties to the Stockholders, (ii) agreed to provide the Stockholders with certain inspection and information rights, and
(iii) agreed to reimburse the Stockholders for certain expenses. The foregoing summary of the Preferred Stock Purchase Agreement is qualified in its entirety by reference to the Class A Redeemable Preferred Stock Purchase Agreement attached as Exhibit 6 to this Statement.

            The Preferred Stock held by Centennial IV and the other Stockholders is entitled to a liquidation preference of $1.50 per share plus accrued dividends. Dividends on the Preferred Stock will accrue at the rate of $.15 per share annually, in preference to any dividends on the Shares and any other class ranking junior to the Preferred Stock. The Preferred Stock will be entitled to one vote per share and will be entitled to vote together with the Shares on matters submitted to a vote of the Company's stockholders. In addition, the Preferred Stock will be entitled to a class vote on certain matters, including without limitation repurchases of Shares, material changes in the Company's line of business, entering into any merger, consolidation or amalgamation, sale of all or substantially all of the Company s assets, acquisitions of more than $5,000,000, and incurring certain indebtedness. The Preferred Stock is redeemable at any time by the Company at a price equal to $1.50 plus accrued dividends, and each holder of Preferred Stock may require that its Preferred Stock be redeemed at any time after the fifth anniversary of the First Closing. The holders of Preferred Stock are entitled to preemptive rights in connection with any new issuance of equity securities by the Company in a private placement. In addition, the holders of Preferred Stock are entitled to elect one director other than Messrs. Schutz and Robert Van Degna. The foregoing summary of the rights and preferences of the Preferred Stock is qualified in its entirety by reference to the terms of the Preferred Stock attached as Exhibit 7 to this Statement.

            Each Warrant held by Centennial IV and the other Stockholders permits a holder to acquire, at any time during the five year period commencing on the initial issuance of the Warrant, one Share for an exercise price of $1.50 per Share, subject to adjustment as provided in the form of the Warrant.
Payment of the exercise price may be made in cash, Shares of Common Stock or shares of Preferred Stock. The Company has the right to cancel Warrants to acquire up to 500,000 Shares upon redemption of all of the Preferred Stock and, if such redemption occurs following the first year after issuance of the Warrants, payment of $750,000 (if such redemption and payment occurs during the second year following such issuance) or $1,500,000 (if such redemption and payment occurs during the third year following such issuance or thereafter). Under some circumstances the holders of the Warrants may be required to exercise the Warrants prior to their expiration. The Reporting Persons understand there are a total of 11,500,000 Warrants outstanding, and any such redemption or payment would be made pro rata among holders of the then outstanding Warrants. The foregoing summary of the Warrants is qualified in its entirety by reference to the form of the Warrant attached as Exhibit 8 to this Statement.

            The restricted Shares held by Mr. Schutz are subject to certain restrictions set forth in a Director's Restricted Stock Agreement. The foregoing summary of such agreement is qualified in its entirety by reference to the form of the Directors Restricted Stock Agreement attached as Exhibit 9 to this Statement.

            Other than set forth above, none of the Reporting Persons or any of the Centennial Partners has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Company, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.


ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            Exhibit 1. Purchase Agreement dated June 21, 1995 among Centennial Fund IV, L.P., Fleet Equity Partners VI, L.P., Fleet Venture Resources, Inc., Chisholm Partners II, L.P., Saugatuck Capital Company Limited Partnership III, PNC Capital Corp., Primus Capital Fund III Limited Partnership and Preferred Networks, Inc., incorporated by reference to Exhibit 10.6 to Preferred Networks, Inc.'s Registration Statement on Form S-1 (No. 33-80507).

            Exhibit 2. Amendment dated December 12, 1995 to Purchase Agreement dated June 21, 1995 among Centennial Fund IV, L.P., Fleet Equity Partners VI, L.P., Fleet Venture Resources, Inc., Chisholm Partners II, L.P., Saugatuck Capital Company Limited Partnership III, PNC Capital Corp., Primus Capital Fund III Limited Partnership and Preferred Networks, Inc., incorporated by reference to Exhibit 4 to the Statement on Schedule 13D filed on April 21, 1997 by Centennial Fund IV, L.P. and certain other investors in connection with common stock of Preferred Networks, Inc.

            Exhibit 3. Stockholders Agreement dated June 21, 1995 among Centennial Fund IV, L.P., Fleet Equity Partners VI, L.P., Fleet Venture Resources, Inc., Chisholm Partners II, L.P., Saugatuck Capital Company Limited Partnership III, PNC Capital Corp., Primus Capital Fund III limited partnership, Preferred Networks, Inc., and certain other persons, incorporated by reference to Exhibit 10.7 to Preferred Networks, Inc.'s Registration Statement on Form S-1 (No. 33-80507).

            Exhibit 4. Registration Rights Agreement dated June 21, 1995 among Centennial Fund IV, L.P., Fleet Equity Partners VI, L.P., Fleet Venture Resources, Inc., Chisholm Partners II, L.P., Saugatuck Capital Company Limited Partnership III, PNC Capital Corp., Primus Capital Fund III limited partnership, Preferred Networks, Inc., and certain other persons, incorporated by reference to Exhibit 10.8 to Preferred Networks, Inc.'s Registration Statement on Form S-1 (No. 33-80507).

            Exhibit 5. Form of Amendment to Registration Rights Agreement dated June 21, 1995 among Centennial Fund IV, L.P., Fleet Equity Partners VI, L.P., Fleet Venture Resources, Inc., Chisholm Partners II, L.P., Saugatuck Capital Company Limited Partnership III, PNC Capital Corp., Primus Capital Fund III limited partnership, Preferred Networks, Inc., and certain other persons, incorporated by reference to exhibit E to Exhibit A to Preferred Networks, Inc. s proxy statement dated May 21, 1997.

            Exhibit 6. Class A Redeemable Preferred Stock Purchase Agreement dated as of May 21, 1997 among Centennial Fund IV, L.P., Fleet Equity Partners VI, L.P., Fleet Venture Resources, Inc., Chisholm Partners II, L.P., Saugatuck Capital Company Limited Partnership III, PNC Capital Corp., Primus Capital Fund III Limited Partnership and Preferred Networks, Inc., incorporated by reference to Exhibit A to Preferred Networks, Inc.'s proxy statement dated May 21, 1997.

            Exhibit 7. Rights and Preferences of the Class A Redeemable Preferred Stock of Preferred Networks, Inc., incorporated by reference to exhibits C and D to Exhibit A to Preferred Networks, Inc.'s proxy statement dated May 21, 1997.

            Exhibit 8. Form of Common Stock Purchase Warrant to be issued pursuant to the Class A Redeemable Preferred Stock Purchase Agreement dated as of May 21, 1997 among Centennial Fund IV, L.P., Fleet Equity Partners VI, L.P., Fleet Venture Resources, Inc., Chisholm Partners II, L.P., Saugatuck Capital Company Limited Partnership III, PNC Capital Corp., Primus Capital Fund III Limited Partnership and Preferred Networks, Inc., incorporated by reference to exhibit C to Exhibit A to Preferred Networks, Inc.'s proxy statement dated May 21, 1997.

            Exhibit 9. Form of Director s Restricted Stock Award Agreement between Preferred Networks, Inc. and Jeffrey Schutz, incorporated by reference to Exhibit 2 to the Statement on Schedule 13D filed on April 21, 1997 by Centennial Fund IV, L.P. and certain other investors in connection with common stock of Preferred Networks, Inc.



                                    Signature

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: August 6, 1997

                        Jeffrey Schutz, as general partner of Centennial Holdings IV, L.P., general partner of Centennial Fund IV, L.P.


                                   Signature

           After reasonable iquiry and to the best of my knowledge and belief
I certify that the information set forth in this statement is true, complete and correct.


Date:   August 6, 1997     /s/ Jeffrey Schutz

                         Jeffrey Schutz, as general partner of Centennial Holdings IV, L.P., general partner of Centennial Fund IV, L.P.